May 25, 2023

VIA EDGAR AND EMAIL TRANSMISSION

Nicholas Panos

Michael Killoy

Division of Corporation Finance

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Cano Health, Inc. (the “Company”)

Schedule 13D/A filed by Dr. Marlow Hernandez et al.

Filed April 6, 2023

File No. 005-91632

Dear Messrs. Panos and Killoy:

We are writing on behalf of Dr. Marlow Hernandez in response to the comments of the staff (the “Staff”) of the Office of Mergers and Acquisitions of the Securities and Exchange Commission (the “Commission”) set forth in the letter dated May 12, 2023 (the “Comment Letter”), with respect to Dr. Hernandez’s Schedule 13D/A filed April 6, 2023 (the “Schedule 13D”).

The headings and numbered items of this letter correspond to those in the Comment Letter. For your convenience, each of the comments from the Comment Letter is restated in italicized type prior to Dr. Hernandez’s response.

Schedule 13D/A filed April 6, 2023

General

1.

We note the Amendment No. 3 to Schedule 13D filed on April 6, 2023 by Dr. Hernanandez [sic] disclosing the transfer of shares under the Repayment Agreement. The Repayment Agreement reportedly was repaying a secured promissory note dated February 28, 2022 between Dr. Hernandez, Hernandez Borrower Holdings LLC and Robert Comerlinck [sic]. Item 6 of Schedule 13D requires the disclosure of any contracts between filers and “any person with respect to any securities of the issuer including loan or option arrangements.” Item 7 of Schedule 13D also requires the filing of any agreement disclosed in Item 6. Please advise us, with a view towards revised disclosure, how Dr. Hernandez complied, if at all, with the above disclosure requirements.

Dr. Hernandez respectfully advises the Staff that the collateral securing the Secured Promissory Note, dated February 28, 2022 (the “Note”), consisted of substantially all of the assets of Dr. Hernandez and Hernandez Borrower Holdings LLC (the “Borrowers”) but expressly excluded all securities of the Company owned, directly or indirectly, by the Borrowers. As a result, Dr. Hernandez respectfully submits that, since no Company securities served as collateral, the Note was not an agreement with respect to any securities of the Company.

2.

We note the Repayment Agreement grants an option to certain executive officers to repurchase the shares of Cano Health transferred to Mr. Comerlinck [sic] pursuant to the Agreement and contains certain prohibitions on Mr. Camerlinck’s ability to transfer shares of Cano that are subject to the option. Notwithstanding the definition of a “person” under Section 3(a)(9) of the Securities Exchange Act of 1934, application of Section 13(d)(3) also results in two or more persons being regulated as a single “person” under Section 13(d)(1) if they “act as” a group for the purpose of acquiring, holding or disposing of a voting class of Section 12 registered equity securities. Therefore, each member of the group bears an obligation to report beneficial ownership on behalf of the group under Rule 13d-1(k). Accordingly, please revise the associated Schedule 13D to check the appropriate box in Item 2 and identify all group members. Alternatively, please confirm, if true, that the above individuals are not acting as a group within the meaning of Section 13(d)(3).

Dr. Hernandez acknowledges the Staff’s comment and respectfully submits that he is not acting as a group within the meaning of Section 13(d)(3) with the other parties to the Repayment Agreement and, therefore, no amendment to the Schedule 13D is required. The parties to the Repayment Agreement are not acting in concert with respect to the shares of the Company and they have not agreed to act together for the common purpose or goal of holding their shares of the Company. The terms of the Repayment Agreement were negotiated on an arm’s-length basis as a business transaction and not with any intent or purpose in furtherance of a common objective with respect to the Company or its shares.

3.

We note the disclosure on line 7 of the cover page that Dr. Hernandez has Sole Voting Power of “25,108,418” shares. Footnote 1 indicates that reported amount includes the option to acquire 8,536,936 shares of Class B transferred to Mr. Camerlinck pursuant to the Repayment Agreement. Please advise, with a view towards revised disclosure, how Dr. Hernandez exercises sole voting power over these shares.

In response to the Staff’s comment, Dr. Hernandez respectfully advises that, under the terms of the Repayment Agreement, he has the option, in his sole discretion, to re-acquire the shares that he transferred to Mr. Camerlinck upon payment of the option price set forth in the agreement. The shares are not subject to any joint decision-making between Dr. Hernandez and Mr. Camerlinck as to how they should be voted on any matter. While Mr. Camerlinck has the right to vote the shares in his discretion while they are in his possession, Dr. Hernandez’s right to acquire the shares is immediately exercisable and not subject to any contingencies and, accordingly, Dr. Hernandez is able to acquire and vote the shares in his sole discretion at any time.

*        *        *

Dr. Hernandez further advises the staff that he will be mindful of these issues going forward and, to the extent the facts warrant, he undertakes to make any amendment to the Schedule 13D necessary to reflect a material change to any of the facts set forth therein.

Please do not hesitate to contact me at 212-504-5757 if there are any comments or questions concerning the foregoing or if I can be of assistance in any way.

Sincerely,

/s/ Richard M. Brand

Richard M. Brand

cc:	Dr. Marlow Hernandez

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